UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2010

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.    Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 14, 2010.

Luxottica Group issues financial calendar for FY 2010

Milan, January 14, 2010 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a leader in the design, manufacturing, distribution and retailing of premium fashion, luxury and sports eyewear, issued today the following financial calendar for fiscal year 2010:

BOARD OF DIRECTORS MEETINGS

Monday, Jan. 25	Consolidated net sales for the twelve-month period ended December 31, 2009
Monday, March 1	Consolidated results for the fourth quarter of 2009; statutory and consolidated financial statements for fiscal year 2009
Thursday, April 29	Consolidated results for the three-month period ended March 31, 2010
Monday, July 26	Consolidated results for the six-month period ended June 30, 2010
Monday, Oct. 25	Consolidated results for the nine-month period ended September 30, 2010

After each of the above meetings of the Group’s Board of Directors, Luxottica will issue a press release and hold an investor conference call and webcast to present results for the relevant period(s) to the financial community.

SHAREHOLDERS’ MEETINGS

Thursday, April 29	Approval of statutory and consolidated financial statements for fiscal year 2009 [first call]
Friday, April 30	Approval of statutory and consolidated financial statements for fiscal year 2009 [second call]

Any change to the above calendar will be broadly communicated.

Luxottica Group - media and investor relations contacts

Ivan Dompé	Alessandra Senici
Group Corporate Communications Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4038
Email: ivan.dompe@luxottica.com	Email: InvestorRelations@Luxottica.com

Luca Biondolillo
SVP, International Corporate Communications
Tel.: +1 (516) 918 3100
Mobile: +1 (917) 518 4203
Email: LBiondolillo@us.luxottica.com

- ENDS -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Dated: January 15, 2010	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER